FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-June 2018	2

RESULTS JANUARY | JUNE 2018

Disclaimer This document and the Q&A session may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica") or otherwise. These Statements may include financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations that make reference to different matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, Company’s results and other aspects related to the activity and situation of the Company. The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief" or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission. Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, in its business development strategy or any other unexpected circumstance. This document and the Q&A session may contain summarized, non-audited or non-GAAP financial information. The information contained herein and therein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including, if any, other documents released by the Company that may contain more detailed information. In October 2015, the European Securities Markets Authority (ESMA) published guidelines on Alternative Performance Measures (APM), applicable to regulated information published from July 3, 2016. Information related to APM used in this presentation are included in the our condensed consolidated interim financial statements and consolidated interim management report for the six-month period ended Jun 30, 2018 submitted to the Spanish National Securities Market Commission (CNMV), in Note 2, page 9 of the .pdf filed. Recipients of this document are invited to read it. Neither this document nor the Q&A session nor any of their contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security. 1

Q2 18 Highlights Mr. José María Álvarez-Pallete Chairman & CEO 3

Q2 Highlights | Continued progress with strategic priorities

Enable people with the power of connectivity

- **Strong demand drives value momentum**; +31% LTE; +23% FTTx/Cable; +6% Pay TV
- **UBB deployments**; +15% y-o-y premises passed with FTTx/Cable ; +6pp LTE cov.
- **Bundling & Upselling;** Avg. Rev per Access +3.0% org.; lower churn

Operate in markets where we can have an impact & create value

- **Spain:** Consistent trends; stronger franchise (O2 brand; football rights' acquisition)
- **Brazil:** OIBDA accelerates, strong margin expansion; best ever fiber net adds
- **Germany:** Better commercial activity; new propositions (O2 Boost; O2 Connect)
- **UK:** Sustainably improving financial trends; leading loyalty
- **South Hispam:** High single-digit increase in Revs & OIBDA
- **North Hispam:** Accelerating momentum in value customers

Optimise our capabilities for a sustainable digital future

- **Radically transforming** networks, bringing new opportunities (Network slicing, Edge computing, Network as a Service)
- **Global digital ecosystem** (Novum, IoT, Movistar Play, Smart Wifi)
- **Digitalisation driving business strategies, starting to generate efficiencies**
- **Forefront runners in cognitive intelligence**

Strong Delivery continues

- **Profitable growth;** accelerating in revenues, OIBDA and margin vs Q1 y-o-y
- **Net debt decline for 5th consecutive Q**
- **Guidance reiterated;** H1 performance consistent with FY targets
- **Dividend payment of €0.2/share in cash**

Telefonica

2

Financial achievements H1 18 Q2 18 Reported Reported Organic Reported Reported Organic € in millions IFRS 15&9 y-o-y y-o-y IFRS 15&9 y-o-y y-o-y Revenues 24,334 (6.7%) 2.0% 12,144 (6.3%) 2.0% Service revenues 22,042 (9.0%) 0.7% 11,002 (8.6%) 0.7% Sustained Revenue, OIBDA 8,102 (0.9%) 3.7% 4,237 1.9% 4.1% OIBDA and OpCF growth OIBDA margin 33.3% 1.9 p.p. 0.5 p.p. 34.9% 2.8 p.p. 0.7 p.p. OpCF (ex-spectrum) 4,765 1.9% 2.4% 2,384 9.7% 0.3% Net Income 1,739 8.6% 902 9.9% Net Income boost EPS (€) 0.29 (0.8%) 0.16 11.0% FCF 1,548 (4.8%) 998 (2.5%) 1.5x FCF FCF (ex-spectrum) 2,167 32.7% 1,588 54.7% ex-spectrum y-o-y Net Financial Debt 43,593 (10.1%) Cutting debt Reported figures y-o-y affected by • Negative FX evolution & regulation • Non-recurrent impacts (OIBDA: Q2: +€225m ; H1: +€215m; Net Income Q2: -€60m ; H1: -€68m) 3

Guidance confirmed Operating 2018 Guidance 2018E (IAS 18) H1 18 guidance (organic) Growth of around 1% Solid balance sheet Revenues +2.0% (despite regulation dragging: -0.9 p.p.) Additional deleveraging Continues expanding around 0.5 p.p. Improved ROCE OIBDA Margin (despite regulation dragging -1.6 p.p. +0.5 p.p. Attractive & well covered dividend on OIBDA growth) CAPEX Around 15% 13.9 % ex-spectrum/Sales 2018 DIVIDEND €0.4/SH. CASH Dividends to be paid in 2018 calendar yr. €0.40/sh. Cash: 15/Jun/18 €0.20/sh. Interim Dec-18 €0.20/sh. Cash: 20/Dec/18 €0.20/sh. Final Jun-19 €0.20/sh. 4

Continued Revenue, OIBDA and OpCF increase Revenues, OIBDA, & OpCF (ex spectrum) Healthy growth rates in main metrics y-o-y organic Reported y-o-y • Improving Q2 revenue trends y-o-y Revenues OIBDA - Service rev. trends maintained (Q2: +0.7%; Q1: +0.8%), 4.1% despite regulatory drag of -1.2p.p. 3.3% 1.9% 2.0% - Handset sales improving (+19.6% y-o-y vs. +16.5% Q1) • OIBDA growth ramping-up (+0.9 p.p. vs. Q1 18) levered on T. Brasil, N. Hispam and T. UK Q1 18 Q2 18 Q1 18 Q2 18 - All regions contributing to Q2 OIBDA growth (ex. N. Hispam) €12.2bn €12.1bn €3.9bn €4.2bn - Margin progression y-o-y (Q2:+0.7 p.p.; Q1 +0.4 p.p.) (7.2%) (6.3%) (3.9%) 1.9% • Steady growth in OpCF - CapEx phasing in Q2 (+8.8% y-o-y vs. +1.5% in Q1) OpCF (ex spectrum) 2.4% H1 18 €4.8bn 1.9% 5

A platform Company advancing towards a Digital Telco

Customer centric

Digitalisation

Artificial Intelligence

across all platforms

4P AI applied to E2E network control & customer care

1.3 PB/month
Data being normalised

AURA
Our customers talking to the Network





Hola
Aura

Pilot in Spain on Movistar Home

3P Digital value proposition enhancing revenue mix

53%
Connectivity & SoC Revs.
o/total (+2 p.p. y-o-y)

€3,271m
Digital Revs.
(+29% y-o-y H1)

- **€1,440m** Video
- **€858m** Content
- **€658m** IoT, Cloud, Sec..

Open platforms
Own + Third parties

2P Softwarisation (real time response)

62%
E2ED level
(+8 p.p. yoy)

25%
Full Stack
(customers migrated) (+8 p.p. yoy)

1P Cutting-edge smart networks for extreme performance

#1
Network virtualised
4 OBs

78m
UBB coverage
premises passed
(o/w 47m owned)
+51% Hispam UUII

Unified fixed devices
>3m HGU

73%
LTE cov
92% EU
67% Latam

4.5G 5G

Telefónica

6

Data monetisation | Capturing the added value of connectivity

B2C

Open platform ecosystem to integrate digital services at home

- Smart Wi-Fi, Consumer IoT, Movistar Play

Evolved portfolio; increasing Customer Lifetime Value

- **Capturing the prepaid growth opportunity**
  - Integrated Recurrent Data Plans, more loyalty & ARPU
- **Accelerating the mobile postpaid potential**
  - Family plans (data sharing…)
  - Dedicated data (increasing value perceived with content)
  - Content bundling: "Movistar Play" (Video OTT) in almost all Latam countries
- **Fixed: Upselling with UBB and Video**

Prepaid recurrent plans		Video penetration	Family plans VIVO
43% penetration in Latam (62% in BR)	**+10% ARPU uplift**	**40% FBB**	**-12% churn** (vs. individual plans)

B2B

A leading technological partner to B2B digitalisation

- Comprehensive solution: flexible, secure, on-demand

Differential capabilities to capture a large opportunity

- **Global capillarity**
  - 45k km network, 11 SOCs, Cloud VPN, 12k sales force…
- **Complete Digital ecosystem**
  - Leading own brands

acens, synergic, LUCA, Eleven Paths



  - Leading partners

salesforce partner, CISCO, VMware, Google, aws, Microsoft Azure

Cloud Revs.	Cybersecurity	Security Revs.	Digital transformation
+42% y-o-y	**# 1 Spain & Latam**	**+63% y-o-y**	**Avianca deal**

Telefónica

7

Video | a key driver for engagement gaining scale

Latam

Pay TV _ More interactive & flexible

4.8m Customers

- **Connected STB and "TV Everywhere"** service (multidevice)
- **Platform "Best in class"**, advance life functionalities
- **Content:** HBO, FOX, ESPN/Disney, Viacom, Discovery & Turner
- **Encouraging progress** new IPTV service & UX; IPTV launch in H2 18E

OTT Platform_ Aggregator approach

Movistar Play

- **Hard-bundling with F&M connectivity**; strong commercial traction
- **Competitive content proposition**: linear channels, catch-up, VoD
  - Aggregation of **premium 3rd parties** FOX NETFLIX HBO
  - **Exclusive channel** (Movistar Series)
- Differential **OTT functionalities** (Pay TV mirroring approach)

Spain

Customers	Viewers
3.9m	10m

Movistar+_ Cornerstone of our strategy



TV
Fibra
4G



M+ **Largest video distribution** platform in Spain

- **Video + fiber** enriching Fusion+; the leading **convergent offer**
- Widest **content portfolio** (smart bundling)
  - **Variety**: all Sports (Football, Basket, Golf, Motor,…); all "Majors" movies; the most complete offer of series NETFLIX; quality TV shows
  - **Exclusive**: own production #0 Originales movistar+ 3rd parties (NBA, Wimbledon, EuroLeague, NFL …)
- **Best customer experience**, best functionalities
  - "TV Everywhere", 80% customers use VoD, 20% content watched on-demand
  - Big data (TV Recommendation, AURA…)

UK

Netflix promotion already launched in the UK from mid June



O2 and Netflix
NETFLIX

Telefónica
8

Q2 18 Results Mr. Ángel Vilá COO

Digitalization increases customer value and lifespan

Build....

- **Leading-edge smart networks**
  - Network stands for >50% of total customer satisfaction
- **Radical processes automatisation**
  - Full stack deployment, the seed of our transformation

... to offer

- **World-class digital experience**
  - Novum, Movistar Play, IoT, Smart Wifi
- **Distinctive value proposition**
  - Customer satisfaction, loyalty, cross-sell, up-sell, winback

Accesses

y-o-y

	FTTx/Cable	LTE	Pay-TV
Accesses	12.2m	106.6m	8.7m
y-o-y	+23%	x1.3	+6%

Increasing customer lifetime

Clear proof points of business sustainability

Avg. Rev/Access
+3.0% y-o-y

		Q2 ARPU (y-o-y)	Avg. Lifetime
Spain	Fusión (4.5m)	+5.5% (€89.5)	6 years
Brazil	Mobile contract (38.4m) FTTX (4.8m)	flat +9.1%	5 years 4 years
UK	Mobile contract (15.9m)	+1.9%	8 years

⋮

Telefónica

9

Digital Transformation | Easing customer's digital life

5 priorities on the customer journey ....

2017-20

Increase **Direct customer interaction** for sales	Foster **top-ups & add-ons** through own digital channels	Make the **payments & collections** more efficient and user friendly	Improve experience **Fulfilment and technical support**	Enhanced **customer care** experience
x2.5 sales in self-assisted channels	x2.1 online top-ups	+12% payments in self-assisted channels	+10% incidents solved remotely	-30% calls handled in call centre per access x4.8 unique users in app

...proof points on our largest operations enhancing customer experience and operational efficiency

Spain — Q2 y-o-y

- **+45% sales in digital** channels
- **B2B: 61%** customers use **digital channels**
- **B2C: +54%** customers using **App**
- **+19% technical self-management** (Jun-18 vs. Dec-17)
- **-13%** unsatisfied cust. with tech support (Jun-18 vs. Dec-17)

Brazil — Q2 y-o-y

- **+22%** interactions in **digital channels**
- **+66%** users **App "Meu vivo"**
- **+16%** prepaid **digital top-ups**
- **+53% E-billing** customers
- **-25%** calls to **call center**

Digitalisation execution on track

Addressable cost base 2017	Digitalisation gross savings Run-rate 2020E	Gross savings 2018E
€11.6bn 32% o/OpEx	> €1.0bn	> €0.3bn

Other structural initiatives identified

- RPA
- Cognitive Contact Center
- Blockchain

Telefónica

10

Spain | Good trading; increasing long-term high-value Accesses (y-o-y) Growth in accesses; higher ARPU 17 8 233 117 163 Q2 Net adds (‘000) • Sustained growth at retail base (+1.4% y-o-y) 115% 14% • FBB back to growth (Fiber net adds exceed DSL loss) 7% 7% 0.2% • "Fusión" trends positive overall FBB TV Mobile FTTH NEBA Fiber - Growth in accesses y-o-y (+10%) and ARPU (+5.5%) Contract - Longer CLV in mid-high segments (+ARPU, - churn) “Fusión” KPI’s - High-end: 27% of “Fusión” base (+3 p.p. y-o-y) Customer Lifetime Q2 ARPU Customers • Churn reduction across services Avg. 6 yrs €89.5 4.5m +5.5% y-o-y +2% y-o-y Churn 1.5% Low-end Mid-end High-end Fiber gaining traction Fiber penetration o/FBB retail o/Wholesale • Predominant at retail; increasing at wholesale FTTH prem. passed +7 p.p. 59% 61% - Increasing ROCE, adding long-term value 53% y-o-y 20.2m - Largest owned FTTH coverage & TV platform 24% 29% Uptake 12% +16 p.p. y-o-y 24% +3.0 p.p. y-o-y Jun-17 Mar-18 Jun-18 11

Spain | Solid financials; stronger franchise

Q2 Serv. Revs. Growth; +1.4% ex-MTR/MasMóvil

- **Serv. Rev. growth** deceleration due to calendar effect
- **"Residential" & "Business" revs. growing** (83% o/Serv. Rev.)
  - Solid "Fusión": +7.7% y-o-y; accelerating IT: +7.4%
- **"Wholesale & Others" y-o-y decline on regulation and MVNO**
  - MVNO negative impact not material from Q4 18
  - MTR cut larger impact in Q2

Solid profitability and operating leverage

- **Q2 OpEx stable y-o-y** (-0.7 p.p. q-o-q)
- **Acquisition of Premium football rights** (Jun-18)
- **High visibility on mid-term cost structure**
  - Further expected savings (personnel, distribution, digitalization….)
  - Football content cost peak Q4 18 (starting to decline in Q3 19)
- **Q2 CapEx (+16.2% y-o-y) on different phasing** (FY18E<FY17)

Service Revenues



(€M)
y-o-y organic
Residential
Business
Wholesale & other
Tariff phasing
-0.8%
+0.8%
+0.1%
554
870
1,654
506
835
1,666
529
880
1,670
-4.4%
+1.2%
+1.0%
Ex-MTR/MasMóvil +3.2%
Q2 17
Q1 18
Q2 18

OIBDA margin



y-o-y organic
40.5%
40.0%
Q2 18
H1 18
flat
(-0.1 p.p.)

Telefónica
12

Germany | Network integration well on-track Robust operational momentum Improving data monetisation • Q2 Contract net adds +333k (+69% y-o-y) LTE customers & Penetration (M) Penetration - Launched refreshed O2 Free (boost option) & O2 Connect O contract LTE cust. avg. data usage of 3.4GB (+22% q-o-q) 39% 40% - 2 37% 36% - Partner trading; 58% of gross additions (+61% in Q1) 33% 16.6 16.1 15.8 15.7 14.4 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Focus on profitable growth Financials (y-o-y organic) Ex-regulation Margin • MSR ex reg. remains positive y-o-y (H1 +0.3%) +3.2% - Strong demand for high-end handsets (H1: +9.1% y-o-y) +3.9% (0.3%) +0.2% • Continued growth in OIBDA (H1: +0.5% y-o-y) +0.3% - Synergy capture (~€65m in H1) Focus on value-over-growth approach and efficient cost controls - (1.2%) (0.9%) • Efficient spend: CapEx (-2.3% vs. H1 17); synergies ~ €25m in H1 Revenues MSR OIBDA OpCF Q2 18 Q2 18 Q2 18 H1 18 27.2% 13.0% +0.4 p.p. +0.5 p.p. 13

UK | Ongoing growth delivery across the period MSR Sustained customer growth y-o-y organic MSR ex-regulation • Remains the UK’s favourite network carrier (>32m customers) - Contract net adds 84k (43k ex-M2M) 3.5% - Market leading loyalty with lowest churn at 1% in contract 1.4% 1.2% 1.1% • 59% LTE penetration (+0.8 p.p. y-o-y) 0.4% • Continuing investment in customers and the network Q2 17 Q3 17 Q4 17 Q1 18 Q2 18 Netflix promotion already launched in UK - +2.1% +3.5% +2.7% +2.8% +6.2% - Spectrum acquisition of 40MHz of 2.3GHz, and 40MHz of 3.4GHz - Mobile data traffic +58% vs. Q2 17 Financials 7th consecutive quarter of top-line growth y-o-y organic Ex-regulation Margin Revenues OIBDA • Consistent revenue growth y-o-y: +4.2% in H1 - Increased customer spend (incl. RPI impacts), handsets, 8.2% 5.6% wholesale and non-mobile 6.1% • OIBDA growth and margin expansion (top-line growth +lower 2.9% annual licence fee payment) • Strong OpCF increase of 21.0% in H1 ex-spectrum Q1 18 Q2 18 Q1 18 Q2 18 - CapEx (-6.1% vs. H1 17); due to phasing of spend +4.2% +7.7% 27.1% 27.5% +0.8 p.p. +0.7 p.p. 14

Brazil | Reinforcing a leading sustainable business

Unrivaled assets; enhancing differentiation

- **Accelerating high-quality growth**
  - **Sustainable leadership**: 41.3% contract M.S. (stable q-o-q)
  - 4G+: 714 cities (+596 in 2018)
  - 0.9m Q2 contract net adds (+9% y-o-y)
    - 1.8% Q2 contract churn (stable y-o-y)
- **H1 Mobile ARPU +1% y-o-y (+11.8% Data ARPU)**

- **Outstanding fiber expansion**
  - 18.8m FTTx premises passed
    - **4.8M already connected (+10% y-o-y)**
    - **FTTH record high Q2 Net adds** (162K)
    - Q2 IPTV net adds 56k (+36% y-o-y)
- **H1 FBB ARPU +8% y-o-y; Pay TV +4%**

Mobile Penetration (Jun-18)

(y-o-y)


51%
58%
86%
Contract
LTE
Smartphones
+4 p.p.
+16 p.p.
+7 p.p.

Highest ARPU & lowest mobile churn in the market

Fixed Penetration (Jun-18)

(y-o-y)


30%
64%
IPTV
FTTx
+11 p.p.
+6 p.p.

Fiber; driver for ARPU and loyalty expansion

Telefónica

15

Brazil | Expanding profitability Consistent evolution of revenue Revenues y-o-y organic Q1 18 Q2 18 • Total Revenue : Q2 +0.5% y-o-y - MSR +1.9% 3.5% - Sustained postpaid evolution offsetting weaker prepaid 1.9% trend on tougher macro trends 1.0% 0.5% - +11.8% data revenue driven by plan upgrades Handset sales soaring (+60.5% in Q2; +20.8% in Q1) - (4.0%) (5.2%) • Fixed: -5.2% vs Q2 17 Total MSR Fixed - Affected by fixed to mobile voice substitution, regulation & DTH - Double digit growth in Fiber (+20.3%) and IPTV (+59.1%) OIBDA y-o-y organic Margin (organic) Highest Q2 margin since 2013 7.1% • OpEx continue declining (-0.7% in Q2; 10th consecutive Qs of 4.5% cost reduction) driven by digital initatives • OpCF -2.6% vs. H1 17; 26.1% margin - CapEx (+17.2% in H1 18; on different CapEx phasing) Q1 18 Q2 18 36.1% 36.5% - IT transformation to full stack (accelerated pace) +1.2 p.p. +2.2 p.p. 16

South Hispam | Solid revenue & OIBDA growth Commercial momentum Net adds (‘000) • Value-acesss growth acceleration Contract FTTx Pay TV - Positive contract net adds in every country 353 - FTTx/Cable: 2.1M connected (1.5M FTTH/Cable) 260 135 159 142 173 41 34 72 • Q2 ARGENTINA (Revs. €703m; OIBDA €218m) Q4 17 Q1 18 Q2 18 Q4 17 Q1 18 Q2 18 Q4 17 Q1 18 Q2 18 - Accesses: Contract +5%; LTE +43%; FTTx: x3 - Sound Revenue & OIBDA growth Financials 2018 • Q2 CHILE (Revs. €525m; OIBDA €158m) y-o-y organic Margin - Fixed & mobile ARPU trends stabilized in Q2 Revenues OIBDA - Both Rev & OIBDA growing y-o-y for the 1st time in 10 Qs 10.8% 8.8% 7.6% 8.7% • Q2 PERU (Revs. €518m; OIBDA €111m) - Positive trend in Contract; more rational market Differential attributes in Pay TV (Q2: 66k net adds) - Q1 Q2 Q1 Q2 - Improved Rev & OIBDA trends 28.2% 28.2% +0.8 p.p. +0.0 p.p. 17

North Hispam | Mantaining solid commercial performance Network improvements driving value growth Net adds (‘000) • FTTx/Cable: 284k connected (+117 in Q2 18) Contract FTTx Pay TV • Record Pay TV net adds in Q2 197 200 • LTE (+70%), Smartphones (+1%) 92 117 40 41 29 0.5 20 • Financials strongly affected by Mexican regulation Q4 17 Q1 18 Q2 18 Q4 17 Q1 18 Q2 18 Q4 17 Q1 18 Q2 18 • Q2 COLOMBIA (Revs. €370m; OIBDA €128m) -Acceleration in FTTx net adds (x6 vs. Q2 17) Financials 2018 -Highest contract net adds in the last 8 quarters y-o-y organic Margin (organic) Ex-regulation -OpCF growing by 38.7% vs. H1 17 Revenues OIBDA • Q2 MEXICO (Revs. €297m; OIBDA €55m) -Further deterioration in competitive environment in prepaid (0.4%) (2.2%) (2.8%) -Solid contract performance (7Qs with positive net adds) -Rev. and OIBDA (-6.1% and -24.6%) strongly affected by (7.4%) regulation (-28.3 p.p. in OIBDA) Q1 Q2 Q1 Q2 +0.1% +1.5% +0.9% +5.1% 26.4% 27.5% (1.5 p.p.) (0.7 p.p.) 18

Telxius | Accelerating growth Towers Tenants Speeding up infrastructure deployment # # 16,312 16,453 21,858 22,112 • Adding 141 towers in Q2 +141 • Steady increase of new tenants; 1.34x ratio +254 • Strong international cable demand, both in IP traffic and bandwidth capacity services +24 +139 Q1 18 Q2 18 Q1 18 Q2 18 Strong financials Revenues OIBDA y-o-y organic Revenues y-o-y organic OIBDA • Solid revenue growth across businesses in Q2 6.1% -+8.8% y-o-y towers; +4.1% y-o-y cable 4.5% • Improving OIBDA trends (+3.9 p.p. q-o-q) 2.0% -OIBDA margin 47.0% (47.3% in H1) 0.6% • CapEx mainly intended for MAREA and BRUSA deployments -To be reduced once BRUSA comes into service in H2 18 Q1 18 Q2 18 Q1 18 Q2 18 €180m €186m €86m €87m 19

Q2 18 Results Ms. Laura Abasolo CFCO

Q2 results factors Q2 impacts in OIBDA €225m Q2 impacts in Net Income -€60m 485 (106) 452 (108) (74) (36) (46) (108) 225 (294) (60) Court Ruling Contingencies Impairment Restructuring TOTAL Court Ruling Contingencies Restructuring Impairment DTA Total net Brazil Brazil Mex Provisions factors Brazil Brazil Provisions Mex Mex Income factors • Non-cash: - Contingencies in T. Brasil - Goodwill impairment & DTA reversal in Mexico • Court Ruling in Brazil: - FCF neutral in Q2 18; to flow in FCF from 2019 onwards • Restructuring costs, enhancing future profitability and cash flow - T. DE -€18m; T. Brasil -€28m 20

H1 Net income of €1.7bn and EPS of 0.29€ H1 2018 impacted by Q2 factors €m Q2 18 factors +225 +398 (549) (134) (60) (0.9%) reported 8,102 4,405 +9.7% reported +8.6% 3,697 5 (383) reported (1,298) (282) 1,739 OIBDA D&A OI Associates Net financial Taxes Minorities Net Income expenses EPS (0.8%) reported 21

FX remains a major drag in Q2 OIBDA year-on-year OIBDA Better organic performance vs Q1 €m Reported y-o-y 289 (445) +1.9% y-o-y 225 10 • FX drag of 10.7 p.p. on H1 18 OIBDA growth 4.237 4,158 - -€445m in Q2 vs. -€361m in Q1 (continued BRL and ARS depreciation vs. the EUR) Q2 17 Factors IFRS 15 Organic FX Q2 18 • Organic OIBDA contribution ramping-up evolution - +€289m in Q2 vs +€214m in Q1 503 (817) 215 21 (0.9%) y-o-y 8,179 8.102 H1 17 Factors IFRS 15 Organic FX H1 18 evolution FX effect reduced at FCF level FX reduces OpEx FX reduces CapEx, FX reduces Taxes & others NDebt • -817M€ FX H1 18 OIBDA drag down to -158M€ at FCF level • FX evolution helping to reduce Net Debt Revenues OIBDA FCF Net Debt -€2,271m y-o-y -€817m y-o-y -€158m y-o-y -€117m 3 month rolling 22

Strong cash generation FCF ex. spectrum €m H1 18 FCF affected by UK spectrum & H1 seasonality +32.7% +54.7% €m 2,167 Negative seasonality 1,588 1,633 4,765 1,027 +32.7% (985) (986) 2,167 Q2 17 Q2 18 H1 17 H1 18 1,548 (597) FCF reported (619) 1,023 998 1,626 1,548 OpCF WC Interest Taxes, FCF Spectrum FCF (2.5%) (4.8%) ex-spectrum payments minorities ex –spectrum paid & paid Others Q2 q-o-q change in Net Debt €m 5,566 Q2 ND decline despite dividend & FCF to improve in H2 2,094 negative H1 seasonality (279) (382) 2015 2016 2017 2018 23

Net debt reduction on strong FCF Net Financial Debt €m -€637m ND/OIBDA ND/OIBDA 2.66x 2.68x 44,230 (1,548) 1,186 (226) 398 99 (546) 43,593 Dec-17 FCF Shareholder Hybrid Pre-retirement Net financial FX & Jun-18 remuneration (incl. replacement commitments investments Others hybrid coupons) 4,765 (985) (986) (356) (890) 1,548 OpCF ex- Working Net interest Tax Dividend to minorities, FCF spectrum capital payment spectrum & others 24

Strong liquidity thanks to attractive long-term financing Sources of long-term financing Net Debt maturities 2018 YTD | €bn Jun-18 | €bn; not considering hybrid NC dates LM: annual coupons -93bps to 4.4%. Avg. years to call from 3.2Y 5.5 11.4 debt Avg. debt life to 4.7Y 73% in fixed rates 9.0 years 2.3 5.5 5.7 1.0 Cash > 1.0 gross 1.6 maturities 2018E 2019E 2020E USD Bonds € Bonds Financing at Hybrids Bank Total Subsidiaries Refinancing Liquidity position Interest payment costs Jun-18 | €bn Jun-18 96% LT (0.02 p.p.) 12.7 18.9 3.50% 3.48% 6.2 Cash position Undrawn credit Liquidity position Mar-18 Jun-18 lines & synd. credit facilities 25

Conclusion Mr. José María Álvarez-Pallete Chairman & CEO 30

Concluding remarks| Solid quarterly results 1 Executing 2 Delivering 3 Returning 4 Outlook on key robust financials, value to 2018 priorities strenghtening BS shareholders confirmed Revenues (y-o-y organic) OIBDA (y-o-y organic) Reported y-o-y • Spain: Consistent trends; stronger franchise (O2 brand; 4.1% football rights’ acquisition) 3.3% 1.9% 2.0% • Brazil: OIBDA accelerates, strong margin expansion; best ever fiber net adds Net debt decline for 5th • Germany: Better commercial activity; new propositions (O2 consecutive Q Boost; O2 Connect) Q1 18 Q2 18 Q1 18 Q2 18 • UK: Sustainably improving financial trends; leading loyalty • South Hispam: High single-digit increase in Revs & OIBDA €12.2bn €12.1bn €3.9bn €4.2bn • North Hispam: Accelerating momentum in value customers (7.2%) (6.3%) (3.9%) 1.9% Customer-centric transformation (digitalisation + values) 26

For further information: Investor Relations Tel. +34 91 482 87 00 ir@telefonica.com www.telefonica.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 26, 2018	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer for Telefonica, S.A.